                                               Filed Pursuant to Rule 424(b)(2)
                                                             File No. 333-18921
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 9, 1997)
                               4,600,000 DECS(SM)
                    (DEBT EXCHANGEABLE FOR COMMON STOCK(SM))

                                 [TRIBUNE LOGO]
                 6 1/4% EXCHANGEABLE NOTES DUE AUGUST 15, 2001

          (SUBJECT TO EXCHANGE INTO SHARES OF COMMON STOCK, PAR VALUE
                 $.01 PER SHARE, OF THE LEARNING COMPANY, INC.)
                               ------------------

    The principal amount of each of the 6 1/4% Exchangeable Notes Due August 15, 2001 (each, a "DECS") of Tribune Company ("Tribune" or the "Company") being offered hereby will be $27.9375 (the last sale price of the Common Stock, par value $.01 per share (the "Learning Common Stock"), of The Learning Company, Inc. ("The Learning Company") on July 30, 1998, as reported on the New York Stock Exchange Composite Tape) (the "Initial Price"). The DECS will mature on August 15, 2001. Interest on the DECS, at the rate of 6 1/4% of the principal amount per annum, is payable quarterly on February 15, May 15, August 15, and November 15, beginning November 15, 1998. The DECS are not subject to redemption or any sinking fund prior to maturity.

    At maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Tribune into a number of shares of Learning Common Stock (or, at Tribune's option under the circumstances described herein, the cash equivalent thereof and/or such other consideration as permitted or required by the terms of the DECS) at the Exchange Rate (as defined herein). The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Price (as defined herein) per share of Learning Common Stock is greater than or equal to $33.625 per share of Learning Common Stock, 0.8309 shares of Learning Common Stock per DECS, (b) if the Maturity Price is less than $33.625 but is greater than the Initial Price, a fraction equal to the Initial Price divided by the Maturity Price of one share of Learning Common Stock per DECS and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Learning Common Stock per DECS. The "Maturity Price" means the average Closing Price (as defined herein) per share of Learning Common Stock on the 20 Trading Days (as defined herein) immediately prior to (but not including) the date of maturity, except as otherwise described herein. Accordingly, the value of the Learning Common Stock to be received by holders of the DECS (or the cash equivalent thereof) at maturity will not necessarily equal the principal amount thereof. The DECS will be unsecured obligations of Tribune ranking pari passu with all of its other unsecured and unsubordinated indebtedness. The Learning Company will have no obligations with respect to the DECS. See "Description of DECS."

     SEE "RISK FACTORS RELATING TO THE DECS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

    Attached hereto is a prospectus supplement and prospectus of The Learning Company relating to the shares of Learning Common Stock that may be received by holders of DECS at maturity. The Learning Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "TLC."

    For a discussion of certain U.S. federal income tax consequences for holders of the DECS, see "Certain United States Federal Income Tax Considerations." The DECS have been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "TRD."

    "DECS" and "Debt Exchangeable for Common Stock" are service marks of Salomon Brothers Inc.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                    PRICE TO                UNDERWRITING              PROCEEDS TO
                                                   PUBLIC(1)                DISCOUNT(2)              TRIBUNE(1)(3)
------------------------------------------------------------------------------------------------------------------------
Per DECS                                            $27.9375                 $0.838125                 $27.099375
------------------------------------------------------------------------------------------------------------------------
Total(4)                                          $128,512,500               $3,855,375               $124,657,125
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

    (1) Plus accrued interest, if any, from the issue date.
    (2) For information regarding indemnification of the Underwriter, see "Supplemental Plan of Distribution."
    (3) Before deducting expenses payable by Tribune, estimated to be $250,000.
    (4) Tribune has granted the Underwriter an option, exercisable within 30 days following the date hereof, to purchase up to an additional 610,796 DECS at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public, Underwriting Discount and Proceeds to Tribune will be $145,576,613, $4,367,298 and $141,209,315, respectively. See "Supplemental Plan of Distribution."
                               ------------------

    The DECS are offered subject to receipt and acceptance by the Underwriter, to prior sales and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the DECS will be made at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depository Trust Company, on or about August 5, 1998.
                               ------------------
                              SALOMON SMITH BARNEY

July 30, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DECS OR THE LEARNING COMMON STOCK, INCLUDING PURCHASES OF THE DECS OR THE LEARNING COMMON STOCK TO STABILIZE THE MARKET PRICE OF SUCH SECURITIES AND PURCHASES TO COVER SOME OR ALL OF A SHORT POSITION IN SUCH SECURITIES MAINTAINED BY THE UNDERWRITER. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL PLAN OF DISTRIBUTION."

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing or incorporated by reference in this Prospectus Supplement and the Prospectus.

                                TRIBUNE COMPANY

     Tribune is a media company. Through its subsidiaries, the Company is engaged in the publishing of newspapers, books, educational materials and information in print and digital formats and the broadcasting, production and syndication of information and entertainment in metropolitan areas in the United States. The Company was founded in 1847 and incorporated in Illinois in 1861. As a result of a corporate restructuring in 1968, the Company became a holding company incorporated in Delaware.

                           THE LEARNING COMPANY, INC.

     The Learning Company develops and publishes a broad range of high-quality branded consumer software for personal computers ("PCs") that educate across every age category, from young children to adults. The Learning Company's primary emphasis is on education and reference software, but it also offers a selection of lifestyle, productivity and, to a lesser extent, entertainment products, both in North America and internationally. In February 1994, The Learning Company, which was then known as WordStar International Incorporated, completed a three-way business combination with Softkey Software Products Inc. and Spinnaker Software Corporation in which The Learning Company changed its name to SoftKey International Inc. In October 1996, The Learning Company changed its name from SoftKey International Inc. to The Learning Company, Inc. to reflect its expanded emphasis on educational software.

                                  THE OFFERING

Securities Offered.........  Up to 4,600,000 6 1/4% Exchangeable Notes Due
                               August 15, 2001 (each a "DECS").

Offering Price.............  $27.9375 per DECS, the closing price per share of
                               Learning Common Stock as reported on the NYSE Composite Tape on July 30, 1998.

Maturity Date..............  August 15, 2001.

Interest...................  Interest will accrue at the rate of 6 1/4% of the principal amount per annum. Interest will be paid quarterly on February 15, May 15, August 15 and November 15 of each year, commencing November 15, 1998.

Ranking....................  Each DECS is an unsecured obligation of Tribune and will rank equally with all other unsecured and unsubordinated indebtedness of Tribune.

Exchange...................  On August 15, 2001, Tribune will exchange each DECS into a number of shares of Learning Common Stock (or, at Tribune's option, the equivalent amount of cash) at the Exchange Rate. The "Exchange Rate" is equal to (a) if the Maturity Price (as defined below) is greater than or equal to $33.625 (the "Threshold Appreciation Price"),
                               0.8309 shares of Learning Common Stock per DECS,
                               (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fraction equal to the Initial Price divided by the Maturity Price of one share of Learning Common Stock per DECS and
                               (c) if the Maturity Price is less than or equal to the Initial Price, one share of Learning Common Stock per DECS.

                               The "Maturity Price" is defined as the average Closing Price (as defined under "Description of DECS -- General") per share of Learning Common Stock on the 20 Trading Days (as defined under "Description of DECS -- General") immediately prior to (but not including) the date of maturity; provided, however, that if there are not 20 Trading Days for the Learning Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the date of maturity, "Maturity Price" will be defined as the market value per share of Learning Common Stock as of maturity as determined by a nationally recognized investment banking firm retained for such purpose by Tribune.

                             Therefore, if on August 15, 2001, the Maturity
                               Price is greater than or equal to $33.625, Tribune will receive 16.91% of the appreciation in market value above $33.625 and the DECS holder will receive 83.09% of the appreciation in market value above $33.625. If the Maturity Price is greater than $27.9375 and less than $33.625, Tribune will retain all of the appreciation in the market value of the Learning Common Stock. If the Maturity Price is less than or equal to $27.9375, the DECS holder will realize the entire loss on the decline in market value of the Learning Common Stock.

Certain Adjustment
Events.....................  In the event that certain events affecting the
                               Learning Common Stock occur prior to the maturity of the DECS, the Exchange Rate will be subject to adjustment or each holder of a DECS will receive cash or other securities in lieu of or in addition to shares of Learning Common Stock. These events include, among other things, the payment of a stock or extraordinary cash dividend to holders of Learning Common Stock, a stock split or a recapitalization of outstanding Learning Common Stock, a distribution of securities or other property to holders of Learning Common Stock and a merger or consolidation of The Learning Company with another company.

No Early Redemption........  Tribune will not have the option to exchange the
                               DECS for Learning Common Stock prior to August 15, 2001.

Investment in the DECS.....  The terms of the DECS differ from those of ordinary debt securities in that the value of the Learning Common Stock (or cash equivalent thereof) that a holder of the DECS will receive upon mandatory exchange of the principal amount thereof at maturity (the "Amount Receivable at Maturity") is not fixed, but is based on the market price of the Learning Common Stock. In addition, the opportunity for equity appreciation afforded by an investment in the DECS is less than the opportunity for equity appreciation afforded by a direct investment in Learning Common Stock because the Amount Receivable at Maturity will only exceed the principal amount of such DECS if the Maturity Price exceeds the Threshold Appreciation Price, which represents an appreciation of 20.36% of the Initial Price. Moreover, holders of the DECS will only be entitled to receive upon exchange at maturity 83.09% of any appreciation of the value of Learning Common Stock in excess of the Threshold Appreciation Price. If the Maturity Price is less than or equal to $27.9375, DECS holders will realize the entire loss on the decline in market value of the Learning Common Stock. The DECS, however, do pay interest at 6 1/4% per year, while a direct investment in Learning Common Stock would only pay divi-dends, if any. The Learning Company has not paid cash dividends on the Learning Common Stock and has stated that it does not anticipate doing so in the foreseeable future.

Obligations of Tribune
  Company..................  The DECS are the obligations of Tribune and are not the obligations of The Learning Company or any other company.

U.S. Federal Income Tax
  Considerations...........  Neither the Internal Revenue Service nor any court has decided how the DECS should be treated for U.S. federal income tax purposes. See "Certain United States Federal Income Tax Considerations." Prospective purchasers of the DECS should consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of holding the DECS.

Listing....................  The DECS have been approved for listing on the
                               NYSE, subject to official notice of issuance, under the symbol "TRD."

Use of Proceeds............  The net proceeds to be received by Tribune from the sale of the DECS will be used by Tribune for general corporate purposes.

                       RISK FACTORS RELATING TO THE DECS

     As described in more detail below, the trading price of the DECS may vary considerably prior to the date of maturity (including by acceleration or otherwise, "Maturity") due to, among other things, fluctuations in the market price of Learning Common Stock and other events that are difficult to predict and beyond Tribune's control.

COMPARISON TO OTHER DEBT SECURITIES; RELATIONSHIP OF THE DECS TO LEARNING COMMON STOCK

     The terms of the DECS differ from those of ordinary debt securities in that the value of the Learning Common Stock (or, at Tribune's option, the cash equivalent thereof) that a holder of the DECS will receive upon mandatory exchange of the principal amount thereof at Maturity (the "Amount Receivable at Maturity") is not fixed, but is based on the market price of the Learning Common Stock as specified in the Exchange Rate. There can be no assurance that the Amount Receivable at Maturity will be equal to or greater than the principal amount of the DECS. For example, if the Maturity Price of the Learning Common Stock were less than the Initial Price, the Amount Receivable at Maturity will be less than the principal amount paid for the DECS, in which case an investment in the DECS would result in a loss and, if The Learning Company became insolvent or bankrupt, could result in a total loss. Holders of the DECS, therefore, bear the full risk of a decline in the value of the Learning Common Stock prior to Maturity.

     In addition, the opportunity for equity appreciation afforded by an investment in the DECS is less than the opportunity for equity appreciation afforded by a direct investment in Learning Common Stock because the Amount Receivable at Maturity will only exceed the principal amount of such DECS if the Maturity Price exceeds the Threshold Appreciation Price, which represents an appreciation of 20.36% of the Initial Price. Moreover, holders of the DECS will only be entitled to receive upon exchange at Maturity 83.09% of any appreciation of the value of Learning Common Stock in excess of the Threshold Appreciation Price. See "Description of DECS" for an illustration of the Amount Receivable at Maturity that a DECS holder would receive at various Maturity Prices. Because the market price of the Learning Common Stock is subject to market fluctuations, the Amount Receivable at Maturity may be more or less than the principal amount of the DECS.

     The market price of the DECS at any time is expected to be affected primarily by changes in the price of Learning Common Stock. The price of the Learning Common Stock has been extremely volatile and it is impossible to predict whether the price of Learning Common Stock will rise or fall. Trading prices of Learning Common Stock will be influenced by The Learning Company's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchange on which Learning Common Stock is traded and the market segment of which The Learning Company is a part. See the prospectus supplement and prospectus of The Learning Company relating to the Learning Common Stock attached hereto. Trading prices of Learning Common Stock also may be influenced if Tribune, another principal shareholder of The Learning Company or other persons hereafter issue securities with terms similar to those of the DECS or if Tribune or another principal shareholder of The Learning Company otherwise transfers shares of Learning Common Stock. As of the date hereof, Tribune held an aggregate of 5,210,796 shares of Learning Common Stock, up to 4,600,000 shares of which (up to 5,210,796 shares if the Underwriter's over-allotment option is exercised in full) Tribune may deliver to holders of the DECS at Maturity.

IMPACT OF THE DECS ON THE MARKET FOR THE LEARNING COMMON STOCK AND POSSIBLE ILLIQUIDITY OF SECONDARY MARKET

     Although the DECS have been approved for listing on the NYSE, subject to official notice of issuance, it is not possible to predict accurately how or whether the DECS will trade in the secondary market or whether such market will be liquid. The DECS are novel and innovative securities and there is currently no secondary market for the DECS. The Underwriter currently intends, but is not obligated, to make a market in the DECS. See "Supplemental Plan of Distribution." Any market that develops for the DECS is likely to influence and be influenced by the market for the Learning Common Stock. For example, the price of the

Learning Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Learning Common Stock at the maturity of the DECS, by possible sales of the Learning Common Stock by investors who view the DECS as a more attractive means of equity participation in The Learning Company and by hedging or arbitrage trading activity that may develop involving the DECS and the Learning Common Stock.

DILUTION OF LEARNING COMMON STOCK

     The Amount Receivable at Maturity is subject to adjustment for certain events arising from, among other things, stock splits and combinations, stock dividends and certain other actions of The Learning Company that modify its capital structure. See "Description of DECS -- Dilution Adjustments; Other Adjustment Events." Such Amount Receivable at Maturity may not be adjusted for other events, such as offerings of Learning Common Stock for cash or in connection with acquisitions, that may adversely affect the price of Learning Common Stock and, because of the relationship of such Amount Receivable at Maturity to the price of Learning Common Stock, such other events may adversely affect the trading price of the DECS. There can be no assurance that The Learning Company will not make offerings of Learning Common Stock or take such other action in the future or as to the amount of such offerings, if any.

     In addition, until such time, if any, as Tribune shall deliver shares of Learning Common Stock to holders of the DECS at Maturity thereof, holders of the DECS will not be entitled to any rights with respect to Learning Common Stock (including, without limitation, voting rights and the rights to receive any dividends or other distributions in respect thereof).

NO OBLIGATION ON THE PART OF THE LEARNING COMPANY WITH RESPECT TO THE DECS

     The Learning Company has no obligation with respect to the DECS or the Amount Receivable at Maturity, including any obligation to take the needs of Tribune or of holders of the DECS into consideration for any reason. The Learning Company will not receive any of the proceeds of the offering of the DECS made hereby and is not responsible for, and has not participated in, the determination of the quantities of or prices for the DECS to be issued or the determination or calculation of the Amount Receivable at Maturity. The Learning Company is not involved with the administration or trading of the DECS.

UNCERTAINTY OF FEDERAL INCOME TAX CONSEQUENCES

     No statutory, judicial or administrative authority directly addresses the characterization contained herein of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the DECS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations."

RISK FACTORS RELATING TO THE LEARNING COMPANY

     Investors in the DECS should carefully consider the information in the prospectus supplement and prospectus of The Learning Company attached hereto, including the information contained therein under "Risk Factors." The prospectus supplement and prospectus of The Learning Company are attached hereto and delivered to potential purchasers of the DECS together with this Prospectus Supplement and accompanying Prospectus of Tribune solely for convenience of reference. The prospectus supplement and prospectus of The Learning Company do not constitute a part of this Prospectus Supplement or the accompanying Prospectus of Tribune, nor are they incorporated by reference herein. Tribune takes no responsibility for any information included in or omitted from the prospectus supplement or prospectus of The Learning Company.

                                TRIBUNE COMPANY

     Tribune is a media company. Through its subsidiaries, the Company is engaged in the publishing of newspapers, books, educational materials and information in print and digital formats and the broadcasting, production and syndication of information and entertainment in metropolitan areas in the United States. The Company was founded in 1847 and incorporated in Illinois in 1861. As a result of a corporate restructuring in 1968, the Company became a holding company incorporated in Delaware.

     The executive offices of the Company are located at 435 North Michigan Avenue, Chicago, Illinois 60611, and its telephone number is (312) 222-9100.

RECENT DEVELOPMENTS

     On July 16, 1998, Tribune reported record diluted earnings per share of $0.75 for the 1998 second quarter, up 12% from $0.67 in 1997, excluding non-recurring items. The improvement was due to higher operating profit at all three business segments, led by broadcasting and entertainment. Revenues in the 1998 second quarter increased 9% to a record $786 million from $720 million in 1997. EBITDA (earnings before interest, taxes, depreciation, amortization, equity results and non-recurring items) was up 10% to a record $251 million in the quarter. For the first half of 1998, the Company's diluted earnings per share increased 9% to $1.22 from $1.12 in 1997, excluding non-recurring items.

                           THE LEARNING COMPANY, INC.

     The Learning Company develops and publishes a broad range of high-quality branded consumer software for PCs that educate across every age category, from young children to adults. The Learning Company's primary emphasis is on education and reference software, but it also offers a selection of lifestyle, productivity and, to a lesser extent, entertainment products, both in North America and internationally.

     The Learning Company's educational products are principally sold under a number of well-known brands, including The Learning Company, Minnesota Educational Computing Corporation and Creative Wonders brands. The Learning Company develops and markets educational products for children ages 18 months to seven years in the popular "Reader Rabbit" family, which includes both single-subject and multi-subject titles such as Reader Rabbit's Reading 1, Reader Rabbit's Math 1, Reader Rabbit's Toddler, Reader Rabbit's Preschool, Reader Rabbit's Kindergarten and Reader Rabbit's 1st Grade. The Learning Company also publishes educational products for this age group based on the popular Sesame Street and Madeline characters, among others. For children seven years and older, The Learning Company develops and markets engaging educational products such as the long-running "Trail" series, which includes The Oregon Trail 3rd Edition, as well as products based on the popular The Baby-Sitters Club books. During 1997, The Learning Company launched The American Girls Premiere title, which is marketed towards girls in this age group.

     The Learning Company's reference products include the "Compton's Home Library" line which includes, among others, Compton's Interactive Encyclopedia and Compton's 3D World Atlas Deluxe. In addition, The Learning Company offers a line of medical reference products that includes BodyWorks, Home Medical Advisor and Mosby's Medical Encyclopedia. The Learning Company's productivity line is marketed under the SoftKey and the Creative Office brands. The Learning Company also publishes a lower-priced line of products in box version under the Key and Classics brands and a jewel-case only version under the SoftKey brand.

     The Learning Company develops and markets several different lines of software designed to teach children and adults such foreign languages as French, German, Spanish and Japanese. These lines include, among others, the Learn to Speak and Berlitz lines of products. The Learning Company also offers an Internet filtering product, Cyber Patrol, which allows parents and teachers to choose what content on the Internet is appropriate for children. As a result of The Learning Company's recent acquisition of Mindscape, Inc. and related entities in March 1998, The Learning Company also sells the popular Mavis Beacon Teaches Typing, Chessmaster 5500, Print Master Platinum and The Complete National Geographic.

     The Learning Company distributes its products through retail channels, including direct sales to computer electronics stores, office superstores, mass merchandisers, discount warehouse stores and software specialty stores, which control over 23,000 North American storefronts. The Learning Company also sells its products directly to consumers through the mail, telemarketing and the Internet, and also directly to schools. The Learning Company's international sales are conducted from subsidiaries in Germany, France, Holland, Ireland, the United Kingdom, Australia and Japan. The Learning Company also derives revenue from licensing its products to original equipment manufacturers which bundle The Learning Company's products for sale with computer systems or components and through on-line offerings.

     On June 22, 1998, The Learning Company and Broderbund Software, Inc. ("Broderbund") announced that they had reached a definitive agreement to merge. Under the terms of the agreement, The Learning Company will issue 0.80 shares of Learning Common Stock for each outstanding share of Broderbund common stock. Based on the number of shares of Broderbund common stock issued and outstanding on May 31, 1998 (excluding stock options, warrants or other rights to acquire Broderbund common stock), The Learning Company expects to issue approximately 16,800,000 shares of Learning Common Stock in the transaction. The closing of the merger is subject to a number of conditions, and there can be no assurance that the transaction will be completed on a timely basis or at all. Broderbund develops, publishes and markets a broad line of interactive personal productivity, entertainment and education software for use in the home, school and small business markets. Broderbund's products include The Print Shop family of personal productivity products, the Carmen Sandiego family of educational products, the Family Tree Maker line of genealogy products, and the entertainment products Myst and Riven.

     The Learning Company's executive offices are located at One Athenaeum Street, Cambridge, Massachusetts 02142. Its telephone number is (617) 494-1200, and its Internet web site is located at http:/www.learningco.com. "The Learning Company, Inc." and all of The Learning Company's logos and product names are trademarks of The Learning Company.

     For additional information about The Learning Company, including risks associated with an investment in Learning Common Stock, see the prospectus supplement and prospectus of The Learning Company attached hereto.

             RELATIONSHIP BETWEEN TRIBUNE AND THE LEARNING COMPANY

     Tribune acquired 5,210,796 shares of Learning Common Stock in connection with Tribune's sale to The Learning Company on December 28, 1995 of two of its wholly owned subsidiaries, Compton's New Media, Inc. and Compton's Learning Company (the "Compton's Transaction"), and certain related transactions. As part of the Compton's Transaction, Tribune and The Learning Company entered into a Standstill Agreement, dated as of December 22, 1995 (the "Standstill Agreement"), pursuant to which, among other things, Tribune generally agreed that, for a period of five years, it would not (i) acquire more than 20% of The Learning Company's outstanding voting securities, (ii) solicit proxies in opposition to the recommendation of The Learning Company board of directors or
(iii) otherwise seek to obtain control of The Learning Company. The Learning Company agreed in the Standstill Agreement that one individual designated by Tribune would be added to The Learning Company board of directors. In addition, for so long as Tribune owns not less than 5,000,000 shares of Learning Common Stock, under the Standstill Agreement Tribune generally has the right to designate a second person to The Learning Company's board of directors if The Learning Company's board of directors is increased to 10 or more members. However, if Tribune owns fewer than 2,800,000 shares of Learning Common Stock, then Tribune's designated director will be removed from The Learning Company board of directors. Pursuant to the Standstill Agreement, Mr. James C. Dowdle, an Executive Vice President and director of Tribune, was appointed as a director of The Learning Company. Mr. Dowdle resigned from The Learning Company board of directors as of May 22, 1998. In addition, Tribune has waived its right to designate a second director in connection with the election of three new directors of The Learning Company in 1998. The issuance and sale of the DECS will not be deemed a sale of the related shares of Learning Common Stock under the Standstill Agreement until such shares have been delivered to the holders of the DECS. Accordingly, until such time as the shares of Learning Common Stock are actually delivered, Tribune retains the right under the Standstill Agreement to have one designee appointed to The Learning Company board of directors.

     In addition to the Standstill Agreement, Tribune and The Learning Company entered into a Securities Resale Registration Rights Agreement dated as of December 22, 1995 (the "Registration Rights Agreement"), pursuant to which The Learning Company agreed to use its best efforts to file and to have declared effective for three years a shelf registration statement for the resale of The Learning Company securities held by Tribune.

     Neither the Standstill Agreement nor the Registration Rights Agreement will be affected by the issuance and sale of the DECS.

     Notwithstanding any of the foregoing, Tribune does not believe that its holdings of Learning Common Stock or its right to designate a member on The Learning Company board of directors affords it the power to control the management or policies of The Learning Company. Moreover, Tribune is not required to retain its present holdings of Learning Common Stock in connection with the DECS and may sell or transfer some or all of such shares from time to time. The Learning Company will not receive any proceeds from the sale of the DECS and has no obligations with respect to the DECS, including any obligation to take the needs of Tribune or the holders of the DECS into consideration for any reason. The prospectus supplement and prospectus of The Learning Company are attached hereto and delivered to potential purchasers of the DECS together with this Prospectus Supplement and accompanying Prospectus of Tribune solely for convenience of reference. The prospectus supplement and prospectus of The Learning Company do not constitute a part of this Prospectus Supplement or the accompanying Prospectus of Tribune, nor are they incorporated by reference herein. Tribune takes no responsibility for any information included in or omitted from the prospectus supplement or prospectus of The Learning Company.

     In connection with the offering of the DECS, The Learning Company has agreed to indemnify Tribune against certain liabilities, including liabilities under the Securities Act.

                      PRICE RANGE OF LEARNING COMMON STOCK

     The Learning Common Stock is listed on the NYSE under the symbol "TLC." The Learning Company has not paid cash dividends on the Learning Common Stock and has stated that it does not anticipate doing so in the foreseeable future.

     The following sets forth the quarterly high and low sales prices for the fiscal periods indicated.

                         1996                              HIGH        LOW
                         ----                              ----        ---
First Quarter..........................................  $27.75     $      13.375
Second Quarter.........................................   30.3125          17.25
Third Quarter..........................................   22.375           15.25
Fourth Quarter.........................................   25.75            13.375

                         1997                              HIGH        LOW
                         ----                              ----        ---
First Quarter..........................................  $18.00     $       5.75
Second Quarter.........................................    9.625            5.50
Third Quarter..........................................   15.75             8.5625
Fourth Quarter.........................................   20.50            13.78125

                         1998                              HIGH        LOW
                         ----                              ----        ---
First Quarter..........................................  $25.75     $      14.125
Second Quarter.........................................   30.00            22.625
Third Quarter (through July 30, 1998)..................   32.8125          27.50

     For a recent sales price of the Learning Common Stock, see the cover page of this Prospectus Supplement. See also "Price Range of Common Stock and Related Matters" in the prospectus supplement of The Learning Company attached hereto.

     Tribune makes no representation as to the amounts of dividends, if any, that The Learning Company will pay in the future. In any event, holders of the DECS will not be entitled to receive any dividends that may be payable on the Learning Common Stock until such time as Tribune, if it so elects, delivers Learning Common Stock at Maturity of the DECS, and then only with respect to dividends having a record date on or after the date of delivery of such Learning Common Stock. See "Description of DECS."

                                USE OF PROCEEDS

     The net proceeds to be received by Tribune from the sale of the DECS, estimated to be approximately $124,407,125 (after underwriting discounts and estimated offering expenses and assuming no exercise of the over-allotment option), will be used by Tribune for general corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's Ratios of Earnings to Fixed Charges for each of the periods indicated are as follows:

                                                FIRST
                                               QUARTER
                                                ENDED
                                                MARCH         FISCAL YEAR ENDED DECEMBER
                                             -----------   --------------------------------
                                             1998   1997   1997   1996   1995   1994   1993
                                             ----   ----   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges.........  5.6    6.1    6.9    7.1    8.7    8.2    6.4

     For purposes of computing the foregoing ratios: (i) Earnings consist of income from continuing operations plus income tax expense and losses on equity investments plus Fixed Charges (including amortization of capitalized interest but excluding capitalized interest and interest related to the Company's guarantees of the debt of its Employee Stock Ownership Plan); and (ii) Fixed Charges consist of interest, whether expensed or capitalized, the portion of rental payments on operating leases estimated to represent an interest component and interest related to the Company's guarantees of the debt of its Employee Stock Ownership Plan.

               SELECTED HISTORICAL AND FINANCIAL DATA OF TRIBUNE

     The selected financial information below should be read in conjunction with the historical consolidated financial statements and notes thereto incorporated by reference in Tribune Company's Annual Report on Form 10-K for the year ended December 28, 1997. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. Selected historical data for each of the five years in the period ended December 28, 1997 have been derived from Tribune's audited financial statements. The selected financial information as of and for the quarters ended March 29, 1998 and March 30, 1997 is derived from the unaudited condensed consolidated financial statements of Tribune, have been prepared on the same basis as Tribune's audited consolidated financial statements and, in the opinion of management, contain all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

                                       FIRST QUARTER
                                           ENDED
                                    MARCH 29   MARCH 30           FISCAL YEAR ENDED DECEMBER
                                    --------   --------   ------------------------------------------
                                      1998       1997      1997     1996     1995     1994     1993
         FOR THE PERIOD:              ----       ----      ----     ----     ----     ----     ----
                                                         (DOLLARS IN MILLIONS)
Operating revenues:
  Publishing......................   $  373     $  355    $1,437   $1,336   $1,312   $1,246   $1,163
  Broadcasting & Entertainment....      240        201     1,057      877      829      764      727
  Education.......................       60         38       226      192      103      102       21
                                     ------     ------    ------   ------   ------   ------   ------
Total operating revenues..........      673        594     2,720    2,405    2,244    2,112    1,911
Operating profit:
  Publishing......................       99         97       354      291      272      291      252
  Broadcasting & Entertainment....       54         39       286      204      171      138      128
  Education.......................       (1)        --        36       39        5        3        2
  Corporate expenses..............       (8)        (8)      (34)     (31)     (30)     (26)     (24)
                                     ------     ------    ------   ------   ------   ------   ------
Total operating profit............      144        128       642      503      418      406      358
Net loss on equity investments....      (14)       (12)      (35)     (13)     (13)     (10)      (2)
Asset sales, net of write-downs...        7         --       112       --       15       --       --
Net interest expense..............      (20)        (6)      (60)     (16)      (7)      (5)     (10)
Income from continuing
  operations......................   $   70     $   65    $  394   $  283   $  245   $  233   $  205

AT THE END OF PERIOD:

Total assets......................   $4,841     $4,752    $4,778   $3,701   $3,288   $2,786   $2,536
Long-term debt....................   $1,385     $1,769    $1,521   $  980   $  757   $  411   $  511
Shareholders' equity..............   $1,936     $1,530    $1,826   $1,540   $1,380   $1,333   $1,096

                              DESCRIPTION OF DECS

     The following description of the particular terms of the DECS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus of Tribune, to which description reference is hereby made. See "Description of Debt Securities" in the accompanying Prospectus.

GENERAL

     The DECS are one series of Debt Securities (as defined in the Prospectus of Tribune accompanying this Prospectus Supplement), to be issued under an Indenture dated as of January 1, 1997 (as supplemented from time to time, the "Indenture," which term includes the supplemental indenture setting forth the terms of the DECS pursuant to such indenture), between Tribune and Bank of Montreal Trust Company, as trustee (the "Trustee"). All references herein to "Debt Securities" shall refer to debt securities issued under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which will be filed as an exhibit to the Registration Statement to which this Prospectus Supplement relates.

     The DECS will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of Tribune. The aggregate number of DECS to be issued will be 4,600,000 plus such additional number of DECS as may be issued pursuant to the over-allotment option granted by Tribune to the Underwriter (see "Supplemental Plan of Distribution"). The DECS will mature on August 15, 2001 (including by acceleration or otherwise, "Maturity"). The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and in the future, Tribune may issue additional Debt Securities or other securities with terms similar to those of the DECS.

     Each DECS, which will be issued with a principal amount of $27.9375 (the "Initial Price"), will bear interest at the annual rate of 6 1/4% of the principal amount per annum (or approximately $1.75 per annum) from the date of original issuance, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, until the principal amount thereof is exchanged at Maturity pursuant to the terms of the DECS. Interest on the DECS will be payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing November 15, 1998 (each, an "Interest Payment Date"), to the persons in whose names the DECS are registered at the close of business on February 1, May 1, August 1 and November 1 immediately preceding such Interest Payment Date, provided that interest payable at Maturity shall be payable to the person to whom the Learning Common Stock is deliverable. Interest on the DECS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

     At Maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Tribune into a number of shares of Learning Common Stock (or, at Tribune's option, the equivalent amount of cash) at the Exchange Rate (as defined below). The "Exchange Rate" is equal to (a) if the Maturity Price (as defined below) is greater than or equal to $33.625 (the "Threshold Appreciation Price"), 0.8309 shares of Learning Common Stock per DECS, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fraction equal to the Initial Price divided by the Maturity Price of one share of Learning Common Stock per DECS and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Learning Common Stock per DECS. The Exchange Rate is subject to adjustment as provided in "-- Dilution Adjustments; Other Adjustment Events." THE VALUE OF THE LEARNING COMMON STOCK TO BE RECEIVED BY HOLDERS OF THE DECS (OR, AS DISCUSSED BELOW, THE CASH EQUIVALENT TO BE RECEIVED IN LIEU OF SUCH SHARES) AT MATURITY WILL NOT NECESSARILY EQUAL THE PRINCIPAL AMOUNT OF SUCH DECS. The ratios of shares of Learning Common Stock per DECS specified in clauses (a), (b) and (c) above of the Exchange Rate definition are hereinafter referred to as the "Share Components." Any shares of Learning Common Stock delivered by Tribune to the holders of the DECS that are not affiliated with The Learning Company will be free of any transfer restrictions, except to the extent any transfer restrictions are caused by the holders of the DECS, and the holders of the DECS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares. No fractional shares of Learning Common Stock will be issued at Maturity as provided under "-- Fractional Shares" below. Tribune may at its option deliver cash in lieu of delivering shares of Learning Common Stock at Maturity. The amount of cash deliverable in respect of each DECS shall be equal to the product of the number of shares of Learning Common Stock otherwise deliverable in respect of such DECS on the date of Maturity, multiplied by the Maturity Price. In the event Tribune elects to deliver cash in lieu of shares of Learning Common Stock at Maturity, it will be obligated pursuant to the Indenture to deliver cash to all holders of DECS. On or prior to the fourth Business Day prior to August 15, 2001, Tribune will notify the Trustee, which in turn will notify The Depository Trust Company, and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each DECS will be exchanged for shares of Learning Common Stock or cash.

     Notwithstanding the foregoing, (i) in the case of certain dilution events, the Exchange Rate will be subject to adjustment and (ii) in the case of certain adjustment events, the consideration received by holders of the DECS at Maturity will be shares of Learning Common Stock, other securities and/or cash. See
"-- Dilution Adjustments; Other Adjustment Events" below.

     The "Maturity Price" is defined as the average Closing Price per share of Learning Common Stock on the 20 Trading Days immediately prior to (but not including) the date of Maturity; provided, however, that if there are not 20 Trading Days for the Learning Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, "Maturity Price" will be defined as the market value per share of Learning Common Stock as of Maturity as determined by a nationally recognized investment banking firm retained for such purpose by Tribune. The Maturity Price is subject to adjustment as provided in "-- Dilution Adjustments; Other Adjustment Events." The "Closing Price" of any security on any date of determination means (i) the closing sale price (or, if no closing price is reported, the last reported sale price) of such security (regular way) on the NYSE on such date, (ii) if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, (iii) if such security is not so listed on a United States national or regional securities exchange, as reported by the NASDAQ Stock Market, (iv) if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or (v) if such security is not so quoted, the average of the mid-point of the last bid and ask prices for such security from each of at least three nationally recognized independent investment banking firms selected by Tribune for such purpose. A "Trading Day" is defined as a Business Day on which the security, the Closing Price of which is being determined, (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     For illustrative purposes only, the following chart shows the number of shares of Learning Common Stock or the amount of cash that a holder of DECS would receive for each DECS at various Maturity Prices. The table assumes that there will be no adjustments to the Exchange Rate described under " -- Dilution Adjustments; Other Adjustment Events" below. There can be no assurance that the Maturity Price will be within the range set forth below. Given the Initial Price of $27.9375 per DECS and the Threshold Appreciation Price of $33.625, a DECS holder would receive at Maturity the following number of shares of Learning Common Stock or amount of cash (if Tribune elects to pay the DECS in cash):

    MATURITY PRICE OF   NUMBER OF SHARES   AMOUNT
     LEARNING COMMON      OF LEARNING        OF
         STOCK*           COMMON STOCK      CASH*
    -----------------   ----------------   ------
          $27.00             1.0000        $27.00
           27.94             1.0000         27.94
           30.00             0.9313         27.94
           33.63             0.8309         27.94
           35.00             0.8309         29.08

---------------
* Numbers have been rounded for illustrative purposes.

     As the foregoing chart illustrates, if at Maturity the Maturity Price is greater than or equal to $33.625, Tribune will be obligated to deliver 0.8309 shares of Learning Common Stock per DECS, resulting in Tribune receiving 16.91% of the appreciation in market value above $33.625 and the DECS holder receiving 83.09% of the appreciation in market value above $33.625. If at Maturity the Maturity Price is greater than $27.9375 and less than $33.625 Tribune will be obligated to deliver only a fraction of a share of Learning Common Stock having a market value equal to $27.9375, resulting in Tribune retaining all of the appreciation in the market value of the Learning Common Stock. If at Maturity the Maturity Price is less than or equal to $27.9375, Tribune will be obligated to deliver one share of Learning Common Stock per DECS, regardless of the market price of such shares, resulting in the DECS holder realizing the entire loss on the decline in market value of Learning Common Stock.

     Interest on the DECS will be payable, and delivery of Learning Common Stock (or, at the option of Tribune, its cash equivalent and/or such other consideration as permitted or required as described below) in exchange for the DECS at Maturity will be made upon surrender of such DECS, at the office or agency of Tribune maintained for such purposes; provided, however, that payment of interest may be made at the option of Tribune by check mailed to the persons in whose names the DECS are registered at the close of business on the February 1, May 1, August 1 and November 1 immediately preceding the relevant Interest Payment Date. See " -- Book-Entry System." Initially such office will be the principal corporate trust office of the Trustee in New York City, which is located at 77 Water Street, New York, New York 10005.

     The DECS will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such transfer except for any tax or governmental charge incidental thereto.

     The Indenture does not contain any restriction on the ability of Tribune to sell, pledge or otherwise convey all or any portion of any Learning Common Stock held by it or its subsidiaries, and no such shares of Learning Common Stock will be pledged or otherwise held in escrow for use at Maturity of the DECS. Consequently, in the event of a bankruptcy, insolvency or liquidation of Tribune or its subsidiaries, the shares of Learning Common Stock, if any, owned by Tribune or its subsidiaries will be subject to the claims of the creditors of Tribune or its subsidiaries, respectively. In addition, as described herein, Tribune will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the exchange for the principal amount of each DECS at Maturity by delivering to holders of the DECS either the specified number of shares of Learning Common Stock or cash in an amount equal to the product of such number of shares multiplied by the Maturity Price. As a result, there can be no assurance that Tribune will elect at Maturity to deliver Learning Common Stock or, if it so elects, that it will use all or any portion of its holdings of Learning Common Stock at that time, if any, to make such delivery. Holders of the DECS will not be entitled to any rights with respect to Learning Common Stock (including without limitation voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as Tribune shall have delivered shares of Learning Common Stock to holders of the DECS at Maturity thereof and the applicable record date, if any, for the exercise of such rights occurs after such date.

DILUTION ADJUSTMENTS; OTHER ADJUSTMENT EVENTS

     The Exchange Rate is subject to adjustment if The Learning Company shall
(i) pay a stock dividend or make a distribution, in each case, with respect to the Learning Common Stock in shares of such stock,

(ii) subdivide or split the outstanding shares of Learning Common Stock, (iii) combine its outstanding shares of Learning Common Stock into a smaller number of shares, (iv) issue by reclassification (other than a reclassification pursuant to clause (ii), (iii), (iv) or (v) of the definition of Adjustment Event below) of its shares of Learning Common Stock any shares of common stock of The Learning Company, or (v) issue rights or warrants to all holders of Learning Common Stock entitling them to subscribe for or purchase shares of Learning Common Stock (other than rights to purchase Learning Common Stock pursuant to a plan for the reinvestment of dividends) at a price per share less than the Market Price (as defined below) of the Learning Common Stock on the Business Day next following the record date for the determination of holders of shares of Learning Common Stock entitled to receive such rights or warrants.

     In the case of the events referred to in clauses (i), (ii), (iii) and (iv) above, the Exchange Rate shall be adjusted by adjusting each of the Share Components of the Exchange Rate in effect immediately prior to such event so that a holder of any DECS shall be entitled to receive, upon exchange of the principal amount of such DECS at Maturity, the number of shares of Learning Common Stock (or, in the case of a reclassification referred to in clause (iv) above, the number of shares of other common stock of The Learning Company issued pursuant thereto) which such holder of such DECS would have owned or been entitled to receive immediately following such event had such DECS been exchanged immediately prior to such event or any record date with respect thereto.

     In the case of the event referred to in clause (v) above, the Exchange Rate shall be adjusted by multiplying each of the Share Components of the Exchange Rate in effect on the record date for the determination of holders of Learning Common Stock entitled to receive the rights or warrants referred to in clause
(v) above by a fraction of which the numerator shall be (A) the number of shares of Learning Common Stock outstanding on such record date plus (B) the number of additional shares of Learning Common Stock offered for subscription or purchase pursuant to such rights or warrants, and of which the denominator shall be (x) the number of shares of Learning Common Stock outstanding on such record date plus (y) the number of additional shares of Learning Common Stock which the aggregate offering price of the total number of shares of Learning Common Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price of the Learning Common Stock on the Business Day next following such record date, which number of additional shares shall be determined by multiplying such total number of shares by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price of Learning Common Stock. To the extent that such rights or warrants expire prior to the Maturity of the DECS and shares of Learning Common Stock are not delivered pursuant to such rights or warrants prior to such expiration, the Exchange Rate shall be readjusted to the Exchange Rate which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Learning Common Stock actually delivered pursuant to such rights or warrants. Any shares of Learning Common Stock issuable in payment of a dividend shall be deemed to have been issued immediately prior to the close of business on the record date for such dividend for purposes of calculating the number of outstanding shares of Learning Common Stock under this paragraph.

     "Market Price" means, as of any date of determination, the average Closing Price per share of Learning Common Stock for the 20 Trading Days immediately prior to the date of determination; provided, however, that if there are not 20 Trading Days for the Learning Common Stock occurring later than the 60th calendar day immediately prior to, but not including, such date, the Market Price shall be determined as the market value per share of Learning Common Stock as of such date as determined by a nationally recognized investment banking firm retained for such purpose by Tribune.

     All adjustments to the Exchange Rate will be calculated to the nearest 1/10,000th of a share of Learning Common Stock (or if there is not a nearest 1/10,000th of a share of Learning Common Stock to the next lower 1/10,000th of a share of Learning Common Stock). No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     If an adjustment is made to the Exchange Rate pursuant to clauses (i),
(ii), (iii), (iv) or (v) above, an adjustment shall also be made to the Maturity Price as such term is used to determine which of clauses (a), (b) or (c) of the Exchange Rate definition will apply at Maturity. The required adjustment to the Maturity Price shall be made at Maturity by multiplying the original Maturity Price by the cumulative number or fraction determined pursuant to the Exchange Rate adjustment procedure described above. In the case of a reclassification of any shares of Learning Common Stock into any common stock of The Learning Company other than Learning Common Stock, such common stock shall be deemed to be shares of Learning Common Stock solely to determine the Maturity Price and to apply the Exchange Rate at Maturity. Each such adjustment to the Exchange Rate and the Maturity Price shall be made successively.

     In the event of (i) any dividend or distribution by The Learning Company to all holders of Learning Common Stock of evidences of its indebtedness or other assets (excluding (1) dividends or distributions referred to in clause (i) of the first paragraph under this caption "-- Dilution Adjustments; Other Adjustment Events," (2) any common shares issued pursuant to a reclassification referred to in clause (iv) of such paragraph and (3) Ordinary Cash Dividends (as defined below)) or any issuance by The Learning Company to all holders of Learning Common Stock of rights or warrants (other than rights or warrants referred to in clause (v) of the first paragraph under this caption "-- Dilution Adjustments; Other Adjustment Events"), (ii) any consolidation or merger of The Learning Company with or into another entity (other than a merger or consolidation in which The Learning Company is the continuing corporation and in which the Learning Common Stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of The Learning Company or another corporation), (iii) any sale, transfer, lease or conveyance to another corporation of the property of The Learning Company as an entirety or substantially as an entirety, (iv) any statutory exchange of securities of The Learning Company with another corporation (other than in connection with a merger or acquisition) or (v) any liquidation, dissolution or winding up of The Learning Company (any such event, an "Adjustment Event"), each holder of a DECS will receive at Maturity, in lieu of or (in the case of an Adjustment Event described in clause (i) above) in addition to, shares of Learning Common Stock as described above, cash in an amount equal to (A) if the Maturity Price is greater than or equal to the Threshold Appreciation Price,
0.8309 multiplied by the Transaction Value (as defined below), (B) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, the product of (x) the Initial Price divided by the Maturity Price multiplied by (y) the Transaction Value and (C) if the Maturity Price is less than or equal to the Initial Price, the Transaction Value. Following an Adjustment Event, the Maturity Price, as such term is used in this paragraph and throughout the definition of Exchange Rate, shall be deemed to equal (A) if shares of Learning Common Stock are outstanding at Maturity, the Maturity Price of the shares of Learning Common Stock, as adjusted pursuant to the method set forth in the preceding paragraph, plus the Transaction Value or (B) if shares of Learning Common Stock are not outstanding at Maturity (or if the Learning Common Stock, as a result of an Adjustment Event, is not (i) listed on a United States national securities exchange, (ii) reported on a United States national securities system subject to last sale reporting or (iii) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization, and for which bid and ask prices are not available from at least three nationally recognized investment banking firms), the Transaction Value.

     Notwithstanding the foregoing, with respect to any securities received in an Adjustment Event that (A) are (i) listed on a United States national securities exchange, (ii) reported on a United States national securities system subject to last sale reporting, (iii) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization or (iv) for which bid and ask prices are available from at least three nationally recognized investment banking firms and (B) are either (x) perpetual equity securities or
(y) non-perpetual equity or debt securities with a stated maturity after the stated maturity of the DECS ("Reported Securities"), Tribune may, at its option, in lieu of delivering the amount of cash deliverable in respect of Reported Securities received in an Adjustment Event, as determined in accordance with the previous paragraph, deliver a number of such Reported Securities with a value equal to such cash amount, as determined in accordance with clause (ii) of the definition of Transaction Value, as applicable; provided, however, that (i) if such option is exercised, Tribune shall deliver Reported Securities in respect of all, but not less than all, cash amounts that would otherwise be deliverable in respect of Reported Securities received in an Adjustment Event, (ii) Tribune may not exercise such option if Tribune has elected to deliver cash in lieu of

Learning Common Stock, if any, deliverable upon Maturity or if such Reported Securities have not yet been delivered to the holders entitled thereto following such Adjustment Event or any record date with respect thereto, and (iii) subject to clause (ii) of this proviso, Tribune must exercise such option if Tribune does not elect to deliver cash in lieu of Learning Common Stock, if any, deliverable upon Maturity. If Tribune elects to deliver Reported Securities, each holder of a DECS will be responsible for the payment of any and all brokerage and other transaction costs upon the sale of such Reported Securities. If, following any Adjustment Event, any Reported Security ceases to qualify as a Reported Security, then (x) Tribune may no longer elect to deliver such Reported Security in lieu of an equivalent amount of cash and (y) notwithstanding clause
(ii) of the definition of Transaction Value, the Transaction Value of such Reported Security shall mean the fair market value of such Reported Security on the date such security ceases to qualify as a Reported Security, as determined by a nationally recognized investment banking firm retained for this purpose by Tribune.

     The amount of cash and/or the kind and amount of securities into which the DECS shall be exchangeable after an Adjustment Event shall be subject to adjustment following such Adjustment Event in the same manner and upon the occurrence of the same type of events as described under this caption
"-- Dilution Adjustments; Other Adjustment Events" with respect to Learning Common Stock and The Learning Company.

     For purposes of the foregoing, the term "Ordinary Cash Dividend" means, with respect to any consecutive 365-day period, any dividend with respect to Learning Common Stock paid in cash to the extent that the amount of such dividend, together with the aggregate amount of all other dividends on Learning Common Stock paid in cash during such 365-day period, does not exceed on a per-share basis 10% of the average of the Closing Prices of Learning Common Stock over such 365-day period.

     The term "Transaction Value" means (i) for any cash received in any Adjustment Event, the amount of cash received per share of Learning Common Stock, (ii) for any Reported Securities received in any Adjustment Event, an amount equal to (x) the average Closing Price per security of such Reported Securities for the 20 Trading Days immediately prior to Maturity multiplied by
(y) the number of such Reported Securities (as adjusted pursuant to the second preceding paragraph) received per share of Learning Common Stock and (iii) for any property received in any Adjustment Event other than cash or such Reported Securities, an amount equal to the fair market value of the property received per share of Learning Common Stock on the date such property is received, as determined by a nationally recognized investment banking firm retained for this purpose by Tribune; provided, however, that in the case of clause (ii), (x) with respect to securities that are Reported Securities by virtue of only clause
(A)(iv) of the definition of Reported Securities in the third preceding paragraph, Transaction Value with respect to any such Reported Security means the average of the mid-point of the last bid and ask prices for such Reported Security as of Maturity from each of at least three nationally recognized investment banking firms retained for such purpose by Tribune multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received per share of Learning Common Stock and (y) with respect to all other Reported Securities, if there are not 20 Trading Days for any particular Reported Security occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, Transaction Value with respect to such Reported Security means the market value per security of such Reported Security as of Maturity as determined by a nationally recognized investment banking firm retained for such purpose by Tribune multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received per share of Learning Common Stock. For purposes of calculating the Transaction Value, any cash, Reported Securities or other property receivable in any Adjustment Event shall be deemed to have been received immediately prior to the close of business on the record date for such Adjustment Event or, if there is no record date for such Adjustment Event, immediately prior to the close of business on the effective date of such Adjustment Event.

     No adjustments will be made for certain other events, such as offerings of Learning Common Stock by The Learning Company for cash or in connection with acquisitions.

     Tribune is required, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Rate or the occurrence of an Adjustment Event (or, in either case, if Tribune is not aware of such occurrence, as soon as practicable after becoming so aware), to provide written notice to the Trustee and to each holder of DECS of the occurrence of such event, including a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Rate or change in the consideration to be received by holders of DECS following the Adjustment Event was determined and setting forth the revised Exchange Rate or consideration, as the case may be; provided, however, that in respect of any adjustment to the Maturity Price, such notice will only disclose the factor by which the Maturity Price is to be multiplied in order to determine which clause of the Exchange Rate definition will apply at Maturity.

FRACTIONAL SHARES

     No fractional shares of Learning Common Stock or Reported Securities will be issued if Tribune exchanges the DECS for shares of Learning Common Stock or Reported Securities. If more than one DECS is surrendered for exchange at one time by the same holder, the number of full shares of Learning Common Stock or Reported Securities which shall be delivered upon exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of DECS so surrendered at Maturity. In lieu of any fractional share of Learning Common Stock or other security otherwise issuable in respect of all DECS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share of Learning Common Stock or security at the Maturity Price.

DELIVERY OF SECURITIES UPON MATURITY

     All Learning Common Stock and Reported Securities deliverable to holders of the DECS upon Maturity will be delivered to such holders, whenever practicable, in such manner (such as by book-entry transfer) so as to assure same-day transfer of such securities to such holders and otherwise in the manner customary at such time for delivery of such securities and securities of the same type. Notwithstanding the foregoing, it may not be possible under market practices prevailing at the Maturity of the DECS to transfer Learning Common Stock and/or Reported Securities so as to assure same-day transfer of such securities to holders of the DECS. Accordingly, such holders of the DECS may receive all or a portion of the Learning Common Stock and/or Reported Securities into which such DECS are exchangeable after the date of Maturity.

REDEMPTION

     The DECS are not subject to redemption prior to Maturity and do not contain sinking fund or other mandatory redemption provisions. The DECS are not subject to payment prior to the date of Maturity at the option of the holder.

BOOK-ENTRY SYSTEM

     The Depository Trust Company ("DTC") will act as securities depository for the DECS. The DECS will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered DECS certificate will be issued for the DECS, in the aggregate principal amount of such issue, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the DECS under the DTC system must be made by or through Direct Participants, which will receive a credit for the DECS on DTC's records. The ownership interest of each actual purchaser of each DECS ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the DECS are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the DECS, except in the event that use of the book-entry system for the DECS is discontinued.

     To facilitate subsequent transfers, all DECS deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the DECS with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DECS; DTC's records reflect only the identity of the Direct Participants to whose accounts such DECS are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the DECS. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer of securities as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the DECS will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from Tribune, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Underwriter, or Tribune, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of Tribune, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the DECS at any time by giving reasonable notice to Tribune. Under such circumstances, in the event that a successor securities depository is not obtained, DECS certificates are required to be printed and delivered.

     Tribune may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, DECS certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Tribune believes to be reliable, but Tribune takes no responsibility for the accuracy thereof.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     Settlement for the DECS will be made by the Underwriter in immediately available funds. All payments of principal and interest on the DECS will be made by Tribune in immediately available funds.

     The DECS will trade in DTC's Same-Day Funds Settlement System until Maturity, and secondary market trading activity in the DECS will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the DECS.

REGARDING THE TRUSTEE

     Tribune maintains banking relationships in the ordinary course of business with the Trustee.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of certain of the material U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source and a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of a DECS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the DECS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the DECS, who purchase the DECS at par and who will hold the DECS and, if applicable, the Learning Common Stock as capital assets. This summary does not address all aspects of federal income taxation that may be relevant to a particular holder in light of his or its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the DECS as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the DECS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE DECS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE DECS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     Pursuant to the terms of the Indenture, the Company and every holder of a DECS will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the DECS for all tax purposes as a forward purchase contract to purchase Learning Common Stock at Maturity (including as a result of acceleration or otherwise). Under the terms of this forward purchase contact: (i) at the time of issuance of the DECS the holder deposits irrevocably with the Company a fixed amount of cash equal to the purchase price of the DECS to assure the fulfillment of the holder's purchase obligation described in clause (iii) below, which deposit will unconditionally and irrevocably be applied at Maturity to satisfy such obligation; (ii) until Maturity the Company will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the DECS as compensation to the holder for the Company's use of such cash deposit during the term of the DECS; and
(iii) at Maturity such cash deposit unconditionally and irrevocably will be applied by the Company in full satisfaction of the holder's obligation under the forward purchase contract, and the Company will deliver to the holder the number of shares of Learning Common Stock that the holder is entitled to receive at that time pursuant to the terms of the DECS (subject to the Company's right to deliver cash in lieu of the Learning Common Stock). (Prospective investors should note that cash proceeds of this offering will not be segregated by the Company during the term of the DECS, but instead will be commingled with the Company's other assets and applied in a manner consistent with the "Use of Proceeds" discussion above.)

     Consistent with the above characterization, (i) amounts paid to the Company in respect of the original issue of a DECS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such DECS; and (ii) amounts denominated as interest that are payable with respect to the DECS will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder's method of accounting. The IRS could, however, seek to treat a portion of the issue price of the DECS or the coupon payments on the DECS as allocable to the forward purchase contract, with consequences that are described in the fourth succeeding paragraph below.

     Under the above characterization of the DECS, a holder's tax basis in a DECS generally will equal the holder's cost for that DECS. Upon the sale or other taxable disposition of a DECS, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the DECS. If the Company delivers Learning Common Stock at Maturity, a U.S. Holder will recognize no gain or loss on the purchase of the Learning Common Stock by application of the monies received by the Company in respect of the DECS. A U.S. Holder will have a tax basis in Learning Common Stock so purchased equal to the U.S. Holder's tax basis in the DECS (less the portion of the tax basis in the DECS allocable to any fractional interest in Learning Common Stock, as described in the next sentence). A U.S. Holder will recognize short-term capital gain or loss with respect to cash received in lieu of a fractional interest in Learning Common Stock, in an amount equal to the difference between the cash received and the portion of the tax basis in the DECS allocable to the fractional interest in Learning Common Stock (based on the relative number of fractional interests in Learning Common Stock and full interests in Learning Common Stock delivered to the holder). If at Maturity the Company pays the DECS in cash, a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from the Company and the U.S. Holder's tax basis in the DECS at that time.

     Notwithstanding the contractual obligation of the Company and all holders to treat the DECS in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the DECS as unsecured debt obligations of the Company suggests that the IRS might seek to apply to the DECS the Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). If the IRS were successful in doing this, then, among other matters, (i) gain realized by a holder on the sale or other taxable disposition of a DECS (including as a result of payments made at Maturity) would be characterized as ordinary income, rather than as capital gain, and (ii) a U.S. Holder would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized in the following paragraph), on the receipt of Learning Common Stock rather than capital gain or loss upon the ultimate sale or other taxable disposition of Learning Common Stock.

     The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent payment debt instrument, the holder of that instrument will recognize ordinary interest income in excess of the cash the holder receives, and such excess will increase the holder's tax basis in the debt instrument. To the extent that the comparable yield is lower than the cash received, however, the holder will recognize ordinary interest income that is less than the cash received, and the holder's tax basis in the contingent payment debt instrument will be correspondingly reduced. Any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent the holder's original issue discount inclusions with respect to the contingent payment debt instrument exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     Even if the Contingent Payment Regulations do not apply to the DECS it is possible that the IRS could seek to characterize the DECS in a manner that results in tax consequences to initial holders of the DECS different from those reflected in the Indenture and described above. Under alternative characterizations of the DECS, it is possible, for example, that a DECS could be treated as including a debt instrument and a forward contract or two or more options. In connection with such analysis or otherwise, the IRS could seek for federal income tax purposes to allocate some portion of the issue price of the DECS to such imputed forward contract or options (resulting in the creation of original issue discount on the imputed debt instrument) or to treat some portion of the coupon payments on the DECS as being attributable to such forward contract or options (possibly resulting in such portion being treated as option premiums or other amounts that are not currently taxable to holders).

NON-UNITED STATES PERSONS

     In the case of a holder of the DECS that is not a U.S. person, payments made with respect to the DECS should not be subject to the withholding of U.S. federal income tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the DECS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the DECS may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless the holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to a holder under the backup withholding rules are allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among Tribune, The Learning Company and Smith Barney Inc. (the "Underwriter"), Tribune has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the number of DECS set forth opposite its name below:

                                                              NUMBER OF
                        UNDERWRITER                             DECS
                        -----------                           ---------
Smith Barney Inc............................................  4,600,000

     Tribune has been advised by the Underwriter that it proposes to offer the DECS directly to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of $0.50 per DECS. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per DECS to other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     The Learning Company and Tribune have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by The Learning Company or any affiliate of The Learning Company) or announce the offering (or plans to make an offering) of, any shares of Learning Common Stock or any securities convertible into or exercisable or exchangeable for shares of Learning Common Stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Learning Common Stock; or (iii) waive any rights The Learning Company has against any entity which is an affiliate of The Learning Company which prevent such entity from effecting a disposition or transfer (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of the ownership of Learning Common Stock, or waive any such rights against any entity in respect of any underwritten offering, whether any such transaction described in clause (i),
(ii) or (iii) above is to be settled by delivery of shares of Learning Common Stock or such other securities, in cash or otherwise, for a period of 60 days from the date of this Prospectus Supplement without the prior written consent of the Underwriter; provided, however, that (1) The Learning Company may issue shares of Learning Common Stock directly to shareholders of companies acquired by The Learning Company as consideration for the acquisition, and in connection therewith announce such issuance or contemplated issuance; (2) The Learning Company may sell warrants to purchase equity securities in offerings made pursuant to Canadian law solely to non-U.S. residents so long as such warrants (or such other securities into which such warrants are exchangeable or convertible) are not available to be resold in the United States or to U.S. residents (and The Learning Company takes no action to permit such resale) until a date that is at least 60 days from the date of this Prospectus Supplement; (3) The Learning Company may exchange the 5 1/2% Senior Convertible Notes due 2000 of The Learning Company which are currently outstanding by issuing shares of Learning Common Stock provided that the recipients of such Common Stock are subject to the foregoing restrictions for the remainder of the 60 day period;
(4) The Learning Company may issue shares of Learning Common Stock pursuant to any stock option plan, equity incentive plan, stock purchase plan or dividend reinvestment plan of The Learning Company in effect on the date the Underwriting Agreement is executed or pursuant to any warrant or other equity security convertible into or exercisable or exchangeable for Learning Common Stock outstanding on the date the Underwriting Agreement is executed; and (5) in connection with an acquisition by The Learning Company or any affiliate of The Learning Company, The Learning Company may announce that to finance such acquisition, The Learning Company is reviewing a number of alternatives, including a debt or equity offering by The Learning Company. If any such consent is given, it would not necessarily be preceded or followed by a public announcement thereof.

     Tribune has granted to the Underwriter an option, exercisable for the 30-day period after the date of this Prospectus Supplement, to purchase up to an additional 610,796 DECS from Tribune, at the same price per DECS as the initial DECS to be purchased by the Underwriter. The Underwriter may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered hereby.

     The DECS will be a new issue of securities with no established trading market. The DECS have been approved for listing on the NYSE, subject to official notice of issuance, and the Underwriter intends to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     In connection with this offering, the Underwriter and its affiliates may engage in transactions that stabilize, maintain or otherwise affect the market prices of the DECS or the Learning Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase DECS or Learning Common Stock for the purpose of stabilization of their market prices. The Underwriter also may create a short position for its account by selling more DECS than they are committed to purchase from Tribune, and in such case may purchase DECS in the open market following completion of the offering to cover all or a portion of such short position. The Underwriter may also cover all or a portion of such short position in the DECS, up to 610,796 DECS, by exercising the Underwriter's over-allotment option referred to above. In addition, the Underwriter may impose "penalty bids" whereby they may reclaim from dealers participating in the offering the selling concession with respect to the DECS that are distributed in the offering but subsequently purchased for the account of the Underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the prices of the DECS or the Learning Common Stock at levels above those which might otherwise prevail in the open market. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise. None of the transactions described in this paragraph are required and, if they are undertaken, they may be discontinued at any time.

     The Underwriting Agreement provides that Tribune and The Learning Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the offering of the DECS, Tribune (referred to herein as the "Lender") and Smith Barney Inc. intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Smith Barney Inc. may from time to time borrow, return and reborrow shares of Learning Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 2,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Smith Barney Inc. Smith Barney Inc. may from time to time borrow shares of Learning Common Stock under the Securities Loan Agreement to settle short sales of Learning Common Stock entered into by Smith Barney Inc. to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the NYSE or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Smith Barney's market-making transactions in the DECS and the consequent need to borrow shares of Learning Common Stock. The availability of shares of Learning Common Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Smith Barney Inc. may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, a copy of which will be filed as an exhibit to the Registration Statement relating to this Prospectus Supplement.

     In the ordinary course of their respective businesses, the Underwriter and its affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with Tribune, The Learning Company and their respective affiliates, for which customary compensation has been or may be received.

                                 LEGAL OPINIONS

     The validity of the DECS will be passed upon for Tribune by Sidley & Austin, Chicago, Illinois, and for the Underwriter by Mayer, Brown & Platt, Chicago, Illinois.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                TRIBUNE COMPANY

                              DEBT SECURITIES AND
                      WARRANTS TO PURCHASE DEBT SECURITIES

     Tribune Company (the "Company") intends to issue from time to time in one or more series its unsecured debt securities ("Debt Securities") and warrants ("Warrants") to purchase Debt Securities (the Debt Securities and the Warrants being herein collectively called the "Securities") with an aggregate initial public offering price or purchase price of up to $500,000,000, or the equivalent thereof if any of the Securities are denominated in a foreign currency or composite currency such as the European Currency Unit ("ECU"). The Debt Securities of each series and the Warrants will be offered on terms to be determined at the time of sale. See "Description of Debt Securities" and "Description of Warrants." The Debt Securities and Warrants may be sold for United States dollars, foreign currencies or composite currencies such as the ECU, and the principal of, premium, if any, and any interest on the Debt Securities may be payable in United States dollars, foreign currencies or composite currencies such as the ECU. The specific designation, aggregate principal amount, the currency or composite currency in which the principal, premium, if any, and any interest are payable, the rate (or method of calculation) and the time and place of payment of any interest, authorized denominations, maturity, offering price, any redemption terms and any other specific terms of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). With regard to the Warrants, if any, in respect of which this Prospectus is being delivered, the Prospectus Supplement sets forth a description of the Debt Securities for which the Warrants are exercisable and the offering price, if any, exercise price, duration and any other specific terms of the Warrants.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Securities may be sold by the Company directly to purchasers, through agents designated from time to time, or to or through underwriters or dealers. If underwriters or agents are involved in the offering of Securities, the names of the underwriters or agents will be set forth in the Prospectus Supplement. If an underwriter, agent or dealer is involved in the offering of any Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of the Securities less such discount in the case of an offering through an underwriter or the purchase price of the Securities less such commission in the case of an offering through an agent, and less, in each case, the other expenses of the Company associated with the issuance and distribution of the Securities. See "Plan of Distribution."

                The date of this Prospectus is January 9, 1997.

                             AVAILABLE INFORMATION

     Tribune Company (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") and with the New York, Chicago and Pacific stock exchanges, on which the Company's Common Stock is listed. Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605; and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to Sections 13 and 14 of the Exchange Act (File No. 1-8572) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 29, 1996 and
(iii) the Company's Current Reports on Form 8-K dated January 8, 1996, February 13, 1996, March 12, 1996, March 15, 1996, July 9, 1996, July 26, 1996, August 2,
1996, August 14, 1996, October 21, 1996 and November 8, 1996. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, excluding the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Corporate Relations Department, Tribune Company, Suite 600, 435 North Michigan Avenue, Chicago, Illinois 60611, telephone (312) 222-3238.

                                  THE COMPANY

     Tribune Company is an information, entertainment and education company. Through its subsidiaries, the Company is engaged in the publishing of newspapers, books, educational reference material and information in print and digital formats and the broadcasting, production and syndication of information and entertainment in metropolitan areas in the United States. The Company was founded in 1847 and incorporated in Illinois in 1861. As a result of a corporate restructuring in 1968, the Company became a holding company incorporated in Delaware. The executive offices of the Company are located at 435 North Michigan Avenue, Chicago, Illinois 60611. Its telephone number is (312) 222-9100.

                                USE OF PROCEEDS

     The Company expects to add substantially all of the net proceeds from the sale of the Securities to its general funds to be used for general corporate purposes, including capital expenditures, working capital, repayment of long-term and short-term debt, securities repurchase programs and the financing of acquisitions. Funds not required immediately may be invested in short-term marketable securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's Ratios of Earnings to Fixed Charges for each of the periods indicated are as follows:

                                                    NINE MONTHS
                                                       ENDED             FISCAL YEAR ENDED
                                                     SEPTEMBER                DECEMBER
                                                    -----------   --------------------------------
                                                    1996   1995   1995   1994   1993   1992   1991
                                                    ----   ----   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges................  6.9    8.6    8.7    8.2    6.4    4.9     4.0

     For purposes of computing the foregoing ratios: (i) Earnings consist of income from continuing operations before cumulative effects of accounting changes plus income tax expense and losses on equity investments plus Fixed Charges (including amortization of capitalized interest but excluding capitalized interest and interest related to the Company's guarantees of the debt of its Employee Stock Ownership Plan); and (ii) Fixed Charges consist of interest, whether expensed or capitalized, the portion of rental payments on operating leases estimated to represent an interest component and interest related to the Company's guarantees of the debt of its Employee Stock Ownership Plan.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be issued under an Indenture, as supplemented from time to time in accordance with its terms (the "Indenture"), to be entered into between the Company and Bank of Montreal Trust Company (the "Trustee"). The following brief summary of the Indenture and the Debt Securities is subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. References in italics are to section numbers of the Indenture.

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder. It provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     Reference is made to the Prospectus Supplement for a description of the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (i) the title of such Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Debt Securities; (iii) the dates on which or periods during which such Debt Securities may be issued and the date or dates on which the principal of (and premium, if any, on) such Debt Securities will be payable;
(iv) the rate or rates, if any, or the method of determination thereof, at which such Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the dates on which such interest will be payable; and the regular record dates for the interest payable on such interest payment dates; (v) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (vi) the periods within which or the dates on which, the prices, if any, at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (vii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities will be issuable; (viii) whether such Debt Securities are to be issued at less than the principal amount thereof and the amount of discount with which such Debt Securities will be issued; (ix) provisions, if any, for the defeasance of such Debt Securities; (x) if other than United States dollars, the currency or composite currency in which such Debt Securities are to be denominated, or in which payment of the principal of (and premium, if any) and interest on such Debt Securities will be made and the circumstances, if any, when such currency of payment may be changed; (xi) if the principal of (and premium, if any) or interest on such Debt Securities are to be payable, at the election of the Company or a holder, in a currency or composite currency other than that in which such Debt Securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency or composite currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be paid pursuant to such election; (xii) if the amount of payments of principal of (and premium, if any) or interest on the Debt Securities may be determined with reference to an index including, but not limited to an index based on a currency or currencies other than that in which such Debt Securities are stated to be payable, the manner in which such amounts shall be determined; (xiii) whether such Debt Securities will be issued in the form of one or more Global Securities and, if so, the identity of the depository for such Global Securities; (xiv) any additional Events of Default or covenants relating solely to such Debt Securities or any Events of Default or covenants generally applicable to Debt Securities which are not to apply to the particular series of Debt Securities in respect of which this Prospectus is being delivered; and (xv) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 3.01) Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holder of any series of Debt Securities the right to tender such Debt Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which such Debt Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction.

     The Debt Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement relating thereto.

     A substantial portion of the assets of the Company is held by subsidiaries. The Company's right and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. There is no restriction in the Indenture against subsidiaries of the Company incurring unsecured indebtedness.

     Unless otherwise described in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000, and will be payable only in United States dollars. (Section 3.02) In addition, all or a portion of the Debt Securities of any series may be issued in permanent registered global form which will be exchangeable for definitive Debt Securities only under certain conditions. (Section 2.03) The Prospectus Supplement indicates the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

GLOBAL SECURITIES

     The Debt Securities of a particular series may be issued in the form of one or more Global Securities which will be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.03) The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for Debt Securities of the series represented by such Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary for a Global Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for such

Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing Debt Securities of such series.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Indebtedness Secured by a Mortgage. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Mortgage") on any assets of the Company or a Restricted Subsidiary unless the Company secures or causes such Restricted Subsidiary to secure the Debt Securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by (i) Mortgages on the property of any corporation which Mortgages existed at the time such corporation became a Restricted Subsidiary; (ii) Mortgages in favor of the Company or a Restricted Subsidiary; (iii) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any State or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the property subject to such Mortgages; (iv) Mortgages on any property subsequently acquired by the Company or any Restricted Subsidiary, contemporaneously with such acquisition or within 120 days thereafter, to secure or provide for the payment of any part of the purchase price of such property, or Mortgages assumed by the Company or any Restricted Subsidiary upon any property subsequently acquired by the Company or any Restricted Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Mortgage created or assumed does not exceed the cost to the Company or Restricted Subsidiary, as the case may be, of the property covered by such Mortgage; (v) Mortgages representing the extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (i) through (iv), inclusive; and (vi) any other Mortgage, other than Mortgages referred to in the foregoing clauses (i) through (v), inclusive, so long as the aggregate of all Indebtedness secured by Mortgages pursuant to this clause (vi) and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded debt as provided in the Indenture) does not exceed 10% of Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. (Section 10.07)

     Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either (i) the Company or such Subsidiary would be entitled, pursuant to the foregoing covenant relating to "Limitation on Indebtedness Secured by a Mortgage," to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities or (ii) the Company, within four months after the effective date of such transaction, applies an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (y) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the Debt Securities or other unsubordinated Indebtedness of the Company. (Section 10.08)

     Certain Definitions. A "Sale and Lease-Back Transaction" is defined in the Indenture as the leasing by the Company or a Subsidiary for a period of more than three years of any Principal Property which has been sold or is to be sold or transferred by the Company or any such Subsidiary to any party (other than the Company or a Subsidiary) to which funds have been or will be advanced by such party on the security of the leased property. (Section 10.08)

     "Value" is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company's entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term. (Section 10.08)

     "Principal Property" is defined in the Indenture to mean any manufacturing or printing plant, warehouse, office building, power plant or transmission facility owned by the Company or any Subsidiary or any property or right owned by or granted to the Company or any Subsidiary and used or held for use in the newspaper, newsprint, radio or television business conducted by the Company or any Subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company, is not material to the total business conducted by the Company and its Subsidiaries considered as one enterprise. (Section 1.01)

     "Indebtedness" is defined in the Indenture to mean (i) long-term liabilities representing borrowed money and purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases and contracts payable for broadcast rights), (ii) indebtedness secured by any mortgage, pledge or lien existing on property owned subject to such mortgage, pledge or lien, whether or not such secured indebtedness has been assumed and (iii) contingent obligations in respect of, or to purchase or otherwise acquire, any such indebtedness of others described in the foregoing clauses (i) and (ii) above, including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such indebtedness). (Section 10.07)

     "Consolidated Net Tangible Assets" is defined in the Indenture to mean total consolidated assets of the Company and its Consolidated Subsidiaries, less
(i) current liabilities of the Company and its Consolidated Subsidiaries; (ii) contracts payable for broadcast rights; (iii) the net book amount of all intangible assets of the Company and its Consolidated Subsidiaries; (iv) appropriate amounts to account for minority interests of other persons holding stock in Subsidiaries; and (v) investments in Subsidiaries (other than Restricted Subsidiaries) aggregating in excess of 10% of the Net Worth of the Company and its Consolidated Subsidiaries. (Section 10.07)

     "Consolidated Subsidiary" is defined in the Indenture to mean a Subsidiary the accounts of which are consolidated with those of the Company for public financial reporting purposes. (Section 1.01)

     "Restricted Subsidiary" is defined in the Indenture to mean each Subsidiary of the Company as of the date of the Indenture and each Subsidiary thereafter created or acquired, unless expressly excluded by resolution of the Board of Directors of the Company before, or within 120 days following, such creation or acquisition. (Section 10.07)

     "Subsidiary" is defined in the Indenture to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock' means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 1.01)

     "Net Worth" is defined in the Indenture to mean the aggregate amount of stockholders' investment as determined in accordance with generally accepted accounting principles. (Section 10.07)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (i) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture by means of an indenture supplemental to the Indenture; and (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing. (Section 8.01)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     With respect to the Debt Securities an Event of Default is defined in the Indenture as being (i) default for 30 days in payment of any interest upon the Debt Securities; (ii) default in payment of the principal of or premium, if any, on the Debt Securities when due either at maturity or upon acceleration, redemption or otherwise; (iii) default by the Company in the performance of any other of the covenants or warranties in the Indenture applicable to the Company which shall not have been remedied for a period of 60 days after Notice of Default; and (iv) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 5.01) Within 90 days after the occurrence of any default under the Indenture, the Trustee is required to notify the Holders of Debt Securities of any default (except in payment of principal of or premium, if any, or interest on any Debt Securities), unless the Board of Directors, the executive committee or a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of Debt Securities not to do so. (Section 6.02)

     "Significant Subsidiary" is defined in the Indenture to mean any Subsidiary
(i) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 7% of the consolidated gross operating revenues of the Company and its Subsidiaries for such year or (ii) the Net Worth of which (determined in a manner consistent with the manner of determining consolidated Net Worth of the Company and its Subsidiaries) as of the close of such immediately preceding fiscal year exceeded 7% of the consolidated Net Worth of the Company and its Subsidiaries. (Section 5.01)

     The Indenture provides that if an Event of Default with respect to Debt Securities shall have occurred and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities then outstanding may declare the entire principal and accrued interest of all Debt Securities to be due and payable immediately. However, any time after a declaration of acceleration with respect to the Debt Securities has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding Debt Securities may waive any past defaults under the Indenture with respect to the Debt Securities, except defaults in payment of principal of or premium, if any (other than by a declaration of acceleration), or interest on the Debt Securities or covenants that may not be modified or amended without the consent of the Holders of all Outstanding Debt Securities. (Sections 5.02 and 5.13)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture. (Section 10.09)

     Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture in respect of such series. No Holder of any Debt Securities shall have any right to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of Debt Securities shall have offered to the Trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings. (Sections 5.12 and 5.07)

MODIFICATION OF THE INDENTURE

     With respect to the Debt Securities, modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding Debt Securities (i) change the due date of the principal of, or any installment of principal of or interest on, any Debt Securities; (ii) reduce the principal amount of, or rate of interest on, or any premium payable on redemption of any Debt Securities; (iii) reduce the principal amount of any Debt Securities payable upon acceleration of the maturity thereof;
(iv) change the place or the currency of payment of principal of, or any premium or interest on, any Debt Securities; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities on or after the due date thereof (or, in the case of redemption, on or after the redemption date thereof); (vi) reduce the percentage in principal amount of Debt Securities then outstanding, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vii) modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the Debt Securities. (Section 9.02)

DEFEASANCE

     If provision is made pursuant to Section 3.01 of the Indenture for the defeasance of a series of Debt Securities, and if such series is payable only in United States dollars (unless otherwise specifically provided), the Company, at its option, in respect of such series of Debt Securities (i) will be discharged from any and all obligations in respect of such Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (ii) will not be subject to, among other things, the provisions of the Indenture described above under "Consolidation, Merger and Sale of Assets," "Limitation on Indebtedness Secured by a Mortgage," and "Limitation on Sale and Lease-Back Transactions' if the Company deposits with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, such Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required to deliver to the Trustee (x) an opinion of a nationally recognized tax counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option and would cause the holders of the Debt Securities to be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, and, if the Company is being discharged from any and all obligations in respect of such Debt Securities (other than as specified above), accompanied by a ruling to that effect received from or published by the Internal Revenue Service and (y) if the Debt Securities are then listed on the New York Stock Exchange (the "NYSE"), an opinion of counsel to the effect that the Debt Securities would not be delisted from the NYSE as a result of the exercise of such option. (Sections 13.01 and 13.02)

THE TRUSTEE

     Bank of Montreal Trust Company, a wholly-owned subsidiary of Harris Trust and Savings Bank, will be the Trustee under the Indenture. The Trustee is a depository for funds of and performs other services for and transacts other banking business with the Company in the normal course of business. Bank of Montreal, an affiliate of the Trustee, is a commercial lender under the Company's credit facilities.

                            DESCRIPTION OF WARRANTS

     The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

GENERAL

     Warrants may be offered together with any series of Debt Securities offered by a Prospectus Supplement and if so offered will be attached to such Debt Securities and will entitle the holder thereof to purchase additional Debt Securities having the same terms and interest rate as the offered Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as described in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company under the applicable Warrant Agreement and in connection with the certificates for the Warrants (the "Warrant Certificates") of such series, and will not assume any obligation or relationship of agency or trust for or with any holders of such Warrant Certificates or beneficial owners of Warrants. A copy of the form of Warrant Agreement, including the form of Warrant Certificates, is filed as an exhibit to the Registration Statement. The following summary of certain provisions of the forms of Warrant Agreement and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Warrant Agreement and the Warrant Certificates.

     Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and other terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence (the "Exercise Date") and the date on which such right shall expire (the "Expiration Date"); and (viii) any other terms of such Warrants not inconsistent with the applicable Warrant Agreement.

     Warrants of any series will be exchangeable into Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange or transfer at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants). Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series (or any other office indicated in the Prospectus Supplement relating to such series) at any time on or after the Exercise Date and prior to 5:00 P.M., Chicago time (unless otherwise indicated in the related Prospectus Supplement), on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants, unexercised Warrants of such series will be void.

     Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the consideration required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on the reverse side of the Warrant Certificate evidencing such Warrants. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt of the Warrant Certificate evidencing such Warrants within five business days. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by a Warrant Certificate are exercised, a new Warrant Certificate will be issued and delivered for the remaining amounts of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of three ways: (i) to or through underwriters or dealers, (ii) through agents or (iii) directly to one or more purchasers. With respect to each series of Securities being offered hereby, the terms of the offering of the Securities of such series, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts, selling commissions and other items constituting underwriters', dealers' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents, and any securities exchanges on which the Securities of such series may be listed, will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by the Company or through agents (which may also act as principals) designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. In the case of sales made directly by the Company, no commission will be payable.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the Prospectus Supplement. Such contracts will be subject to the conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company or its affiliates in the ordinary course of business.

     In the event that the Securities of any series are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities of such series, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for the Securities. The Prospectus Supplement with respect to the Securities of any series will state, if known, whether or not any broker-dealer intends to make a market in such Securities. If no such determination has been made, the Prospectus Supplement will so state.

                                 LEGAL MATTERS

     Certain legal matters relating to the Securities will be passed upon for the Company by Sidley & Austin, Chicago, Illinois, and for the underwriters and agents, if any, by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Renaissance Communication Corp. at December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, appearing in the Company's Current Report on Form 8-K dated July 26, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such incorporated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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
==============================================================================

=
  NO DEALER, SALESPERSON OR ANY PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OF TRIBUNE, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND THE PROSPECTUS OF TRIBUNE, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TRIBUNE OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRIBUNE SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
PROSPECTUS SUPPLEMENT
Summary............................   S-3
Risk Factors Relating to the
  DECS.............................   S-6
Tribune Company....................   S-8
The Learning Company, Inc..........   S-8
Relationship Between Tribune and
  The Learning Company.............   S-9
Price Range of Learning Common
  Stock............................  S-10
Use of Proceeds....................  S-11
Ratios of Earnings to Fixed
  Charges..........................  S-11
Selected Historical and Financial
  Data of Tribune..................  S-12
Description of DECS................  S-13
Certain United States Federal
  Income Tax Considerations........  S-21
Supplemental Plan of
  Distribution.....................  S-23
Legal Opinions.....................  S-25

PROSPECTUS
Available Information..............     2
Incorporation of Certain Documents
  by Reference.....................     2
The Company........................     3
Use of Proceeds....................     3
Ratios of Earnings to Fixed
  Charges..........................     3
Description of Debt Securities.....     3
Description of Warrants............     9
Plan of Distribution...............    11
Legal Matters......................    11
Experts............................    12

==============================================================================

==============================================================================


                               4,600,000 DECS(SM)

                             (DEBT EXCHANGEABLE FOR
                               COMMON STOCK(SM))
                                TRIBUNE COMPANY
                           6 1/4% EXCHANGEABLE NOTES

                              DUE AUGUST 15, 2001

                                 [TRIBUNE LOGO]
                                  ------------

                             PROSPECTUS SUPPLEMENT
                                 JULY 30, 1998
                                  ------------
                              SALOMON SMITH BARNEY

==============================================================================